Exhibit 99.3

Supplementary Financial Information First Quarter 2022

BCE Investor Relations Thane Fotopoulos 514-870-4619 thane.fotopoulos@bell.ca

BCE (1)

Consolidated Operational Data

(In millions of Canadian dollars, except share amounts) (unaudited)	Q1 2022	Q1 2021	$ change	% change
Operating revenues
Service	5,177	4,968	209	4.2%
Product	673	738	(65)	(8.8%)
Total operating revenues	5,850	5,706	144	2.5%
Operating costs	(3,266)	(3,277)	11	0.3%
Adjusted EBITDA (A)	2,584	2,429	155	6.4%

Adjusted EBITDA margin (B)(3)	44.2%	42.6%		1.6 pts
Severance, acquisition and other costs	(13)	(89)	76	85.4%
Depreciation	(891)	(895)	4	0.4%
Amortization	(260)	(238)	(22)	(9.2%)
Finance costs
Interest expense	(260)	(267)	7	2.6%
Net return (interest) on post-employment benefit plans	18	(5)	23	n.m.
Impairment of assets	(2)	(3)	1	33.3%
Other income	93	8	85	n.m.
Income taxes	(335)	(253)	(82)	(32.4%)
Net earnings	934	687	247	36.0%

Net earnings attributable to:
Common shareholders	877	642	235	36.6%
Preferred shareholders	34	32	2	6.3%
Non-controlling interest	23	13	10	76.9%
Net earnings	934	687	247	36.0%

Net earnings per common share - basic and diluted	$0.96	$0.71	$0.25	35.2%

Dividends per common share	$0.9200	$0.8750	$0.0450	5.1%

Weighted average number of common shares outstanding - basic (millions)	910.1	904.5
Weighted average number of common shares outstanding - diluted (millions)	910.8	904.5
Number of common shares outstanding (millions)	911.8	904.6

Adjusted net earnings and adjusted EPS
Net earnings attributable to common shareholders	877	642	235	36.6%

Reconciling items:
Severance, acquisition and other costs	13	89	(76)	(85.4%)
Net mark-to-market gains on derivatives used to economically hedge equity settled share-based compensation plans	(75)	(60)	(15)	(25.0%)
Net gains on investments	(37)	-	(37)	n.m.
Early debt redemption costs	18	53	(35)	(66.0%)
Impairment of assets	2	3	(1)	(33.3%)

Income taxes for the above reconciling items	13	(23)	36	n.m.

Adjusted net earnings (A)	811	704	107	15.2%
Adjusted EPS (A)	$0.89	$0.78	$0.11	14.1%

n.m. : not meaningful

(A) Adjusted EBITDA is a total of segments measure, adjusted net earnings is a non-GAAP financial measure and adjusted EPS is a non-GAAP ratio. Refer to note 2.3, Total of segments measures, note 2.1, Non-GAAP financial measures and note 2.2, Non-GAAP ratios in the Accompanying Notes to this report for more information on these measures.

(B) Adjusted EBITDA margin is defined as adjusted EBITDA divided by operating revenues.

BCE Supplementary Financial Information - First Quarter 2022 Page 2

BCE

Consolidated Operational Data - Historical Trend

(In millions of Canadian dollars, except share amounts) (unaudited)	Q1 2022	TOTAL 2021	Q4 21	Q3 21	Q2 21	Q1 21
Operating revenues
Service	5,177	20,350	5,243	5,099	5,040	4,968
Product	673	3,099	966	737	658	738
Total operating revenues	5,850	23,449	6,209	5,836	5,698	5,706
Operating costs	(3,266)	(13,556)	(3,779)	(3,278)	(3,222)	(3,277)
Adjusted EBITDA	2,584	9,893	2,430	2,558	2,476	2,429
Adjusted EBITDA margin	44.2%	42.2%	39.1%	43.8%	43.5%	42.6%
Severance, acquisition and other costs	(13)	(209)	(63)	(50)	(7)	(89)
Depreciation	(891)	(3,627)	(925)	(902)	(905)	(895)
Amortization	(260)	(982)	(251)	(245)	(248)	(238)
Finance costs
Interest expense	(260)	(1,082)	(275)	(272)	(268)	(267)
Net return (interest) on post-employment benefit plans	18	(20)	(5)	(5)	(5)	(5)
Impairment of assets	(2)	(197)	(30)	-	(164)	(3)
Other income	93	160	26	35	91	8
Income taxes	(335)	(1,044)	(249)	(306)	(236)	(253)
Net earnings	934	2,892	658	813	734	687

Net earnings attributable to:
Common shareholders	877	2,709	625	757	685	642
Preferred shareholders	34	131	33	34	32	32
Non-controlling interest	23	52	-	22	17	13
Net earnings	934	2,892	658	813	734	687

Net earnings per common share - basic and diluted	$0.96	$2.99	$0.69	$0.83	$0.76	$0.71

Dividends per common share	$0.9200	$3.5000	$0.8750	$0.8750	$0.8750	$0.8750

Weighted average number of common shares outstanding - basic (millions)	910.1	906.3	908.8	906.9	905.0	904.5
Weighted average number of common shares outstanding - diluted (millions)	910.8	906.7	909.6	907.6	905.3	904.5
Number of common shares outstanding (millions)	911.8	909.0	909.0	908.8	905.7	904.6

Adjusted net earnings and adjusted EPS
Net earnings attributable to common shareholders	877	2,709	625	757	685	642
Reconciling items:
Severance, acquisition and other costs	13	209	63	50	7	89
Net mark-to-market gains on derivatives used to economically hedge equity settled share-based compensation plans	(75)	(278)	(57)	(61)	(100)	(60)
Net equity losses on investments in associates and joint ventures	-	49	35	-	14	-
Net (gains) losses on investments	(37)	6	6	-	-	-
Early debt redemption costs	18	53	-	-	-	53
Impairment of assets	2	197	30	-	164	3
Income taxes for the above reconciling items	13	(48)	(9)	2	(18)	(23)
NCI for the above reconciling items	-	(2)	(1)	-	(1)	-
Adjusted net earnings	811	2,895	692	748	751	704
Adjusted EPS	$0.89	$3.19	$0.76	$0.82	$0.83	$0.78

BCE Supplementary Financial Information - First Quarter 2022 Page 3

BCE (1)

Segmented Data

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q1 2022	Q1 2021	$ change	% change

Operating revenues
Bell Wireless	2,210	2,100	110	5.2%
Bell Wireline	3,013	3,081	(68)	(2.2%)
Bell Media	825	713	112	15.7%
Inter-segment eliminations	(198)	(188)	(10)	(5.3%)
Total	5,850	5,706	144	2.5%

Operating costs
Bell Wireless	(1,201)	(1,177)	(24)	(2.0%)
Bell Wireline	(1,646)	(1,718)	72	4.2%
Bell Media	(617)	(570)	(47)	(8.2%)
Inter-segment eliminations	198	188	10	5.3%
Total	(3,266)	(3,277)	11	0.3%

Adjusted EBITDA
Bell Wireless	1,009	923	86	9.3%
Margin	45.7%	44.0%		1.7 pts
Bell Wireline	1,367	1,363	4	0.3%
Margin	45.4%	44.2%		1.2 pts
Bell Media	208	143	65	45.5%
Margin	25.2%	20.1%		5.1 pts
Total	2,584	2,429	155	6.4%
Margin	44.2%	42.6%		1.6 pts
Capital expenditures
Bell Wireless	248	286	38	13.3%
Capital intensity (A)(3)	11.2%	13.6%		2.4 pts
Bell Wireline	681	707	26	3.7%
Capital intensity	22.6%	22.9%		0.3 pts
Bell Media	23	19	(4)	(21.1%)
Capital intensity	2.8%	2.7%		(0.1) pts
Total	952	1,012	60	5.9%
Capital intensity	16.3%	17.7%		1.4 pts

(A) Capital intensity is defined as capital expenditures divided by operating revenues.

BCE Supplementary Financial Information - First Quarter 2022 Page 4

BCE

Segmented Data - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q1 2022	TOTAL 2021	Q4 21	Q3 21	Q2 21	Q1 21

Operating revenues
Bell Wireless	2,210	8,999	2,475	2,296	2,128	2,100
Bell Wireline	3,013	12,178	3,079	3,015	3,003	3,081
Bell Media	825	3,036	849	719	755	713
Inter-segment eliminations	(198)	(764)	(194)	(194)	(188)	(188)

Total	5,850	23,449	6,209	5,836	5,698	5,706

Operating costs
Bell Wireless	(1,201)	(5,146)	(1,524)	(1,286)	(1,159)	(1,177)
Bell Wireline	(1,646)	(6,863)	(1,753)	(1,682)	(1,710)	(1,718)
Bell Media	(617)	(2,311)	(696)	(504)	(541)	(570)
Inter-segment eliminations	198	764	194	194	188	188

Total	(3,266)	(13,556)	(3,779)	(3,278)	(3,222)	(3,277)

Adjusted EBITDA
Bell Wireless	1,009	3,853	951	1,010	969	923
Margin	45.7%	42.8%	38.4%	44.0%	45.5%	44.0%
Bell Wireline	1,367	5,315	1,326	1,333	1,293	1,363
Margin	45.4%	43.6%	43.1%	44.2%	43.1%	44.2%
Bell Media	208	725	153	215	214	143
Margin	25.2%	23.9%	18.0%	29.9%	28.3%	20.1%

Total	2,584	9,893	2,430	2,558	2,476	2,429

Margin	44.2%	42.2%	39.1%	43.8%	43.5%	42.6%

Capital expenditures
Bell Wireless	248	1,120	274	254	306	286
Capital intensity	11.2%	12.4%	11.1%	11.1%	14.4%	13.6%
Bell Wireline	681	3,597	1,133	880	877	707
Capital intensity	22.6%	29.5%	36.8%	29.2%	29.2%	22.9%
Bell Media	23	120	52	25	24	19
Capital intensity	2.8%	4.0%	6.1%	3.5%	3.2%	2.7%

Total	952	4,837	1,459	1,159	1,207	1,012

Capital intensity	16.3%	20.6%	23.5%	19.9%	21.2%	17.7%

BCE Supplementary Financial Information - First Quarter 2022 Page 5

Bell Wireless (1)

	Q1	Q1
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	2022	2021	% change
Bell Wireless
Operating revenues
External service revenues	1,635	1,503	8.8%
Inter-segment service revenues	11	11	-
Operating service revenues	1,646	1,514	8.7%
External product revenues	563	584	(3.6%)
Inter-segment product revenues	1	2	(50.0%)
Operating product revenues	564	586	(3.8%)
Total external revenues	2,198	2,087	5.3%
Total operating revenues	2,210	2,100	5.2%
Operating costs	(1,201)	(1,177)	(2.0%)
Adjusted EBITDA	1,009	923	9.3%
Adjusted EBITDA margin	45.7%	44.0%	1.7 pts

Capital expenditures	248	286	13.3%
Capital intensity	11.2%	13.6%	2.4 pts

Mobile phone subscribers(3)
Gross subscriber activations	349,908	340,127	2.9%
Postpaid	230,713	248,990	(7.3%)
Prepaid	119,195	91,137	30.8%
Net subscriber activations (losses)	32,176	2,405	n.m.
Postpaid	34,230	32,925	4.0%
Prepaid	(2,054)	(30,520)	93.3%
Subscribers end of period (EOP)	9,491,361	9,166,748	3.5%
Postpaid	8,664,275	8,361,264	3.6%
Prepaid	827,086	805,484	2.7%
Blended average revenue per user (ARPU) ($/month)(A)(3)	57.98	55.17	5.1%
Blended churn (%) (average per month)(3)	1.12%	1.23%	0.11 pts
Postpaid	0.79%	0.89%	0.10 pts
Prepaid	4.61%	4.68%	0.07 pts
Mobile connected device subscribers(3)
Net subscriber activations	48,877	74,159	(34.1%)
Subscribers EOP	2,298,671	2,130,312	7.9%

 n.m. : not meaningful

(A)

Mobile phone blended ARPU is calculated by dividing wireless operating service revenues by the average mobile phone subscriber base for the specified period and is expressed as a dollar unit per month.

BCE Supplementary Financial Information - First Quarter 2022 Page 6

Bell Wireless - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q1 2022	TOTAL 2021	Q4 21	Q3 21	Q2 21	Q1 21
Bell Wireless
Operating revenues
External service revenues	1,635	6,355	1,641	1,642	1,569	1,503
Inter-segment service revenues	11	45	11	12	11	11
Operating service revenues	1,646	6,400	1,652	1,654	1,580	1,514
External product revenues	563	2,593	821	642	546	584
Inter-segment product revenues	1	6	2	-	2	2
Operating product revenues	564	2,599	823	642	548	586
Total external revenues	2,198	8,948	2,462	2,284	2,115	2,087
Total operating revenues	2,210	8,999	2,475	2,296	2,128	2,100
Operating costs	(1,201)	(5,146)	(1,524)	(1,286)	(1,159)	(1,177)
Adjusted EBITDA	1,009	3,853	951	1,010	969	923
Adjusted EBITDA margin	45.7%	42.8%	38.4%	44.0%	45.5%	44.0%

Capital expenditures	248	1,120	274	254	306	286
Capital intensity	11.2%	12.4%	11.1%	11.1%	14.4%	13.6%
Mobile phone subscribers
Gross subscriber activations	349,908	1,653,771	495,076	470,165	348,403	340,127
Postpaid	230,713	1,201,659	373,621	336,328	242,720	248,990
Prepaid	119,195	452,112	121,455	133,837	105,683	91,137
Net subscriber activations (losses)	32,176	294,842	109,726	136,464	46,247	2,405
Postpaid	34,230	301,706	109,527	114,821	44,433	32,925
Prepaid	(2,054)	(6,864)	199	21,643	1,814	(30,520)
Subscribers EOP	9,491,361	9,459,185	9,459,185	9,349,459	9,212,995	9,166,748
Postpaid	8,664,275	8,630,045	8,630,045	8,520,518	8,405,697	8,361,264
Prepaid	827,086	829,140	829,140	828,941	807,298	805,484
Blended ARPU ($/month)	57.98	57.66	58.61	59.47	57.36	55.17
Blended churn (%) (average per month)	1.12%	1.23%	1.37%	1.21%	1.10%	1.23%
Postpaid	0.79%	0.93%	1.08%	0.93%	0.83%	0.89%
Prepaid	4.61%	4.31%	4.42%	4.15%	3.98%	4.68%
Mobile connected device subscribers
Net subscriber activations	48,877	193,641	38,998	33,035	47,449	74,159
Subscribers EOP	2,298,671	2,249,794	2,249,794	2,210,796	2,177,761	2,130,312

BCE Supplementary Financial Information - First Quarter 2022 Page 7

Bell Wireline (1)

	Q1	Q1
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	2022	2021	% change
Bell Wireline
Operating revenues
Data	1,953	1,965	(0.6%)
Voice	771	803	(4.0%)
Other services	77	74	4.1%
External service revenues	2,801	2,842	(1.4%)
Inter-segment service revenues	102	85	20.0%
Operating service revenues	2,903	2,927	(0.8%)
Data	99	144	(31.3%)
Equipment and other	11	10	10.0%
External product revenues	110	154	(28.6%)
Inter-segment product revenues	-	-	-
Operating product revenues	110	154	(28.6%)
Total external revenues	2,911	2,996	(2.8%)
Total operating revenues	3,013	3,081	(2.2%)
Operating costs	(1,646)	(1,718)	4.2%
Adjusted EBITDA	1,367	1,363	0.3%
Adjusted EBITDA margin	45.4%	44.2%	1.2 pts

Capital expenditures	681	707	3.7%
Capital intensity	22.6%	22.9%	0.3 pts
Retail high-speed Internet subscribers(3)
Retail net subscriber activations	26,024	21,208	22.7%
Retail subscribers EOP(A)	3,954,767	3,730,576	6.0%
Retail TV subscribers(3)
Retail net subscriber (losses) activations	(8,361)	(9,112)	8.2%
Internet protocol television (IPTV)	12,260	10,696	14.6%
Satellite	(20,621)	(19,808)	(4.1%)
Total retail subscribers EOP(A)	2,735,674	2,723,368	0.5%
IPTV(A)	1,903,726	1,817,069	4.8%
Satellite	831,948	906,299	(8.2%)
Retail residential network access services (NAS)(3)
Retail residential NAS lines net losses	(42,345)	(51,069)	17.1%
Retail residential NAS lines(A)	2,259,716	2,432,863	(7.1%)

(A)

In Q1 2022, as a result of the acquisition of EBOX and other related companies, our retail high-speed Internet, retail IPTV and retail residential NAS lines subscriber bases increased by 67,090, 9,025 and 3,456 subscribers, respectively.

BCE Supplementary Financial Information - First Quarter 2022 Page 8

Bell Wireline - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q1 2022	TOTAL 2021	Q4 21	Q3 21	Q2 21	Q1 21
Bell Wireline
Operating revenues
Data	1,953	7,871	1,986	1,976	1,944	1,965
Voice	771	3,154	779	778	794	803
Other services	77	289	75	73	67	74
External service revenues	2,801	11,314	2,840	2,827	2,805	2,842
Inter-segment service revenues	102	358	94	93	86	85
Operating service revenues	2,903	11,672	2,934	2,920	2,891	2,927
Data	99	463	132	86	101	144
Equipment and other	11	43	13	9	11	10
External product revenues	110	506	145	95	112	154
Inter-segment product revenues	-	-	-	-	-	-
Operating product revenues	110	506	145	95	112	154
Total external revenues	2,911	11,820	2,985	2,922	2,917	2,996
Total operating revenues	3,013	12,178	3,079	3,015	3,003	3,081
Operating costs	(1,646)	(6,863)	(1,753)	(1,682)	(1,710)	(1,718)
Adjusted EBITDA	1,367	5,315	1,326	1,333	1,293	1,363
Adjusted EBITDA margin	45.4%	43.6%	43.1%	44.2%	43.1%	44.2%

Capital expenditures	681	3,597	1,133	880	877	707
Capital intensity	22.6%	29.5%	36.8%	29.2%	29.2%	22.9%
Retail high-speed Internet subscribers
Retail net subscriber activations	26,024	152,285	47,618	65,779	17,680	21,208
Retail subscribers EOP(A)	3,954,767	3,861,653	3,861,653	3,814,035	3,748,256	3,730,576
Retail TV subscribers
Retail net subscriber (losses) activations	(8,361)	2,530	6,049	10,521	(4,928)	(9,112)
IPTV	12,260	76,068	29,191	31,641	4,540	10,696
Satellite	(20,621)	(73,538)	(23,142)	(21,120)	(9,468)	(19,808)
Total retail subscribers EOP(A)	2,735,674	2,735,010	2,735,010	2,728,961	2,718,440	2,723,368
IPTV(A)	1,903,726	1,882,441	1,882,441	1,853,250	1,821,609	1,817,069
Satellite	831,948	852,569	852,569	875,711	896,831	906,299
Retail residential NAS
Retail residential NAS lines net losses	(42,345)	(185,327)	(40,211)	(42,755)	(51,292)	(51,069)
Retail residential NAS lines(A)	2,259,716	2,298,605	2,298,605	2,338,816	2,381,571	2,432,863

(A)

In Q1 2022, as a result of the acquisition of EBOX and other related companies, our retail high-speed Internet, retail IPTV and retail residential NAS lines subscriber bases increased by 67,090, 9,025 and 3,456 subscribers, respectively.

BCE Supplementary Financial Information - First Quarter 2022 Page 9

BCE

Net debt and other information

BCE - Net debt and preferred shares
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)
					March 31	December 31
					2022	2021

Long-term debt					26,877	27,048
Debt due within one year					3,082	2,625
50% of preferred shares					1,943	2,002
Cash					(104)	(207)
Net debt (A)					31,798	31,468

Net debt leverage ratio (A)					3.16	3.18
Adjusted EBITDA /adjusted net interest expense ratio (A)					8.94	8.77

Cash flow information
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)			Q1	Q1
			2022	2021	$ change	% change
Free cash flow (FCF) (A)
Cash flows from operating activities			1,716	1,992	(276)	(13.9%	)
Capital expenditures			(952)	(1,012)	60	5.9%
Cash dividends paid on preferred shares			(33)	(31)	(2)	(6.5%	)
Cash dividends paid by subsidiaries to non-controlling interest			(11)	(13)	2	15.4%
Acquisition and other costs paid			3	4	(1)	(25.0%	)
FCF			723	940	(217)	(23.1%	)

Cash flow information - Historical trend
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q1	TOTAL	Q4	Q3	Q2	Q1
	2022	2021	2021	2021	2021	2021
FCF
Cash flows from operating activities	1,716	8,008	1,743	1,774	2,499	1,992
Capital expenditures	(952)	(4,837)	(1,459)	(1,159)	(1,207)	(1,012)
Cash dividends paid on preferred shares	(33)	(125)	(32)	(31)	(31)	(31)
Cash dividends paid by subsidiaries to non-controlling interest	(11)	(86)	(45)	(13)	(15)	(13)
Acquisition and other costs paid	3	35	29	-	2	4
FCF	723	2,995	236	571	1,248	940

(A)

Net debt and free cash flow are non-GAAP financial measures and net debt leverage ratio and adjusted EBITDA to adjusted net interest expense ratio are capital management measures. Refer to note 2.1, Non-GAAP financial measures and note 2.4, Capital management measures in the Accompanying Notes to this report for more information on these measures.

BCE Supplementary Financial Information - First Quarter 2022 Page 10

BCE

Consolidated Statements of Financial Position

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	March 31 2022	December 31 2021
ASSETS
Current assets
Cash	104	207
Cash equivalents	-	-
Trade and other receivables	3,549	3,949
Inventory	567	482
Contract assets	386	414
Contract costs	564	507
Prepaid expenses	375	254
Other current assets	271	335
Assets held for sale	-	50
Total current assets	5,816	6,198
Non-current assets
Contract assets	247	251
Contract costs	365	387
Property, plant and equipment	28,108	28,235
Intangible assets	15,825	15,570
Deferred tax assets	108	105
Investments in associates and joint ventures	654	668
Post-employment benefit assets	4,110	3,472
Other non-current assets	1,378	1,306
Goodwill	10,724	10,572
Total non-current assets	61,519	60,566
Total assets	67,335	66,764
LIABILITIES
Current liabilities
Trade payables and other liabilities	3,841	4,455
Contract liabilities	838	799
Interest payable	162	247
Dividends payable	854	811
Current tax liabilities	189	141
Debt due within one year	3,082	2,625
Liabilities held for sale	-	35
Total current liabilities	8,966	9,113
Non-current liabilities
Contract liabilities	244	246
Long-term debt	26,877	27,048
Deferred tax liabilities	5,065	4,679
Post-employment benefit obligations	1,464	1,734
Other non-current liabilities	934	1,003
Total non-current liabilities	34,584	34,710
Total liabilities	43,550	43,823

EQUITY
Equity attributable to BCE shareholders
Preferred shares	3,885	4,003
Common shares	20,830	20,662
Contributed surplus	1,137	1,157
Accumulated other comprehensive income	355	213
Deficit	(2,740)	(3,400)
Total equity attributable to BCE shareholders	23,467	22,635
Non-controlling interest	318	306
Total equity	23,785	22,941
Total liabilities and equity	67,335	66,764
Number of common shares outstanding (millions)	911.8	909.0

BCE Supplementary Financial Information - First Quarter 2022 Page 11

BCE

Consolidated Cash Flow Data

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q1 2022	Q1 2021	$ change

Net earnings	934	687	247

Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	13	89	(76)
Depreciation and amortization	1,151	1,133	18
Post-employment benefit plans cost	51	79	(28)
Net interest expense	258	263	(5)
Impairment of assets	2	3	(1)
Gains on investments	(37)	-	(37)
Income taxes	335	253	82
Contributions to post-employment benefit plans	(79)	(79)	-
Payments under other post-employment benefit plans	(15)	(15)	-
Severance and other costs paid	(28)	(43)	15
Interest paid	(373)	(306)	(67)
Income taxes paid (net of refunds)	(116)	(109)	(7)
Acquisition and other costs paid	(3)	(4)	1
Change in contract assets	32	144	(112)
Change in wireless device financing plan receivables	59	(91)	150
Net change in operating assets and liabilities	(468)	(12)	(456)
Cash flows from operating activities	1,716	1,992	(276)
Capital expenditures	(952)	(1,012)	60
Cash dividends paid on preferred shares	(33)	(31)	(2)
Cash dividends paid by subsidiaries to non-controlling interest	(11)	(13)	2
Acquisition and other costs paid	3	4	(1)
Free cash flow	723	940	(217)
Business acquisitions	(139)	-	(139)
Business dispositions	52	-	52
Acquisition and other costs paid	(3)	(4)	1
Other investing activities	(9)	(21)	12
Increase (decrease) in notes payable	469	(357)	826
Decrease in securitized trade receivables	-	(13)	13
Issue of long-term debt	945	2,915	(1,970)
Repayment of long-term debt	(1,258)	(226)	(1,032)
Issue of common shares	161	10	151
Purchase of shares for settlement of share-based payments	(106)	(91)	(15)
Repurchase of preferred shares	(115)	-	(115)
Cash dividends paid on common shares	(795)	(753)	(42)
Other financing activities	(28)	(17)	(11)
	(826)	1,443	(2,269)
Net (decrease) increase in cash	(103)	1,683	(1,786)
Cash at beginning of period	207	224	(17)
Cash at end of period	104	1,907	(1,803)
Net increase in cash equivalents	-	700	(700)
Cash equivalents at beginning of period	-	-	-
Cash equivalents at end of period	-	700	(700)

BCE Supplementary Financial Information - First Quarter 2022 Page 12

BCE

Consolidated Cash Flow Data - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q1 2022	TOTAL 2021	Q4 21	Q3 21	Q2 21	Q1 21

Net earnings	934	2,892	658	813	734	687
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	13	209	63	50	7	89
Depreciation and amortization	1,151	4,609	1,176	1,147	1,153	1,133
Post-employment benefit plans cost	51	286	69	70	68	79
Net interest expense	258	1,063	269	268	263	263
Impairment of assets	2	197	30	-	164	3
(Gains) losses on investments	(37)	6	6	-	-	-
Income taxes	335	1,044	249	306	236	253
Contributions to post-employment benefit plans	(79)	(282)	(69)	(64)	(70)	(79)
Payments under other post-employment benefit plans	(15)	(65)	(18)	(16)	(16)	(15)
Severance and other costs paid	(28)	(208)	(55)	(31)	(79)	(43)
Interest paid	(373)	(1,080)	(192)	(352)	(230)	(306)
Income taxes paid (net of refunds)	(116)	(913)	(302)	(407)	(95)	(109)
Acquisition and other costs paid	(3)	(35)	(29)	-	(2)	(4)
Change in contract assets	32	278	(21)	53	102	144
Change in wireless device financing plan receivables	59	(365)	(121)	(92)	(61)	(91)
Net change in operating assets and liabilities	(468)	372	30	29	325	(12)
Cash flows from operating activities	1,716	8,008	1,743	1,774	2,499	1,992
Capital expenditures	(952)	(4,837)	(1,459)	(1,159)	(1,207)	(1,012)
Cash dividends paid on preferred shares	(33)	(125)	(32)	(31)	(31)	(31)
Cash dividends paid by subsidiaries to non-controlling interest	(11)	(86)	(45)	(13)	(15)	(13)
Acquisition and other costs paid	3	35	29	-	2	4
Free cash flow	723	2,995	236	571	1,248	940
Business acquisitions	(139)	(12)	-	(1)	(11)	-
Business dispositions	52	-	-	-	-	-
Acquisition and other costs paid	(3)	(35)	(29)	-	(2)	(4)
Acquisition of spectrum licences	-	(2,082)	(1,664)	(418)	-	-
Other investing activities	(9)	(72)	(23)	(11)	(17)	(21)
Increase (decrease) in notes payable	469	351	719	(322)	311	(357)
Decrease in securitized trade receivables	-	(150)	(130)	(7)	-	(13)
Issue of long-term debt	945	4,985	-	1,570	500	2,915
Repayment of long-term debt	(1,258)	(2,751)	(235)	(249)	(2,041)	(226)
Issue of common shares	161	261	16	172	63	10
Purchase of shares for settlement of share-based payments	(106)	(297)	(52)	(83)	(71)	(91)
Repurchase of preferred shares	(115)	-	-	-	-	-
Cash dividends paid on common shares	(795)	(3,132)	(795)	(793)	(791)	(753)
Other financing activities	(28)	(78)	(3)	(14)	(44)	(17)
	(826)	(3,012)	(2,196)	(156)	(2,103)	1,443
Net (decrease) increase in cash	(103)	(17)	(1,879)	334	(155)	1,683
Cash at beginning of period	207	224	2,086	1,752	1,907	224
Cash at end of period	104	207	207	2,086	1,752	1,907
Net (decrease) increase in cash equivalents	-	-	(81)	81	(700)	700
Cash equivalents at beginning of period	-	-	81	-	700	-
Cash equivalents at end of period	-	-	-	81	-	700

BCE Supplementary Financial Information - First Quarter 2022 Page 13

Accompanying Notes

(1)

Our results are reported in three segments: Bell Wireless, Bell Wireline and Bell Media. Our segments reflect how we manage our business and how we classify our operations for planning and measuring performance.

Throughout this report, we, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates. Bell means, as the context may require, either Bell Canada or, collectively, Bell Canada, its subsidiaries, joint arrangements and associates.

(2)	Non-GAAP and other financial measures

BCE uses various financial measures to assess its business performance. Certain of these measures are calculated in accordance with International Financial Reporting Standards (IFRS or GAAP) while certain other measures do not have a standardized meaning under GAAP. We believe that our GAAP financial measures, read together with adjusted non-GAAP and other financial measures, provide readers with a better understanding of how management assesses BCE’s performance.

National Instrument 52-112, Non-GAAP and Other Financial Measures Disclosure, prescribes disclosure requirements that apply to the following specified financial measures:

●	Non-GAAP financial measures;
●	Non-GAAP ratios;
●	Total of segments measures;
●	Capital management measures; and
●	Supplementary financial measures.

This section provides a description and classification of the specified financial measures contemplated by NI 52-112 that we use in this report to explain our financial results except that, for supplementary financial measures, an explanation of such measures is provided where they are first referred to in this report if the supplementary financial measures’ labelling is not sufficiently descriptive.

(2.1)	Non-GAAP financial measures

A non-GAAP financial measure is a financial measure used to depict our historical or expected future financial performance, financial position or cash flow and, with respect to its composition, either excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in BCE’s consolidated primary financial statements. We believe that non-GAAP financial measures are reflective of our on-going operating results and provide readers with an understanding of management’s perspective on and analysis of our performance.

Below are descriptions of the non-GAAP financial measures that we use in this report to explain our results. Except for adjusted net interest expense, for which a reconciliation is provided below, reconciliations to the most directly comparable IFRS financial measures on a consolidated basis are set out earlier in this report.

Adjusted net earnings

The term adjusted net earnings does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

BCE Supplementary Financial Information - First Quarter 2022 Page 14

We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI.

We use adjusted net earnings and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most directly comparable IFRS financial measure is net earnings attributable to common shareholders. Refer to pages 2 and 3 of this report for a reconciliation of net earnings attributable to common shareholders to adjusted net earnings on a consolidated basis.

Adjusted net interest expense

The term adjusted net interest expense does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net interest expense as twelve-month trailing net interest expense as shown in our consolidated statements of cash flows, plus 50% of twelve-month trailing net earnings attributable to preferred shareholders as shown in our consolidated income statements.

We use adjusted net interest expense as a component in the calculation of the adjusted EBITDA to adjusted net interest expense ratio, which is a capital management measure. For further details on the adjusted EBITDA to adjusted net interest expense ratio, see note 2.4, Capital management measures below. We use and believe that certain investors and analysts use the adjusted EBITDA to adjusted net interest expense ratio, among other measures, to evaluate the financial health of the company.

The most directly comparable IFRS financial measure is net interest expense. The following table is a reconciliation of net interest expense to adjusted net interest expense on a consolidated basis.

	Q1 2022	Q1 2021
Net interest expense (three months ended March 31, 2022 and 2021, respectively)	258	263
Net interest expense (year ended December 31, 2021 and 2020, respectively)	1,063	1,087
Net interest expense (three months ended March 31, 2021 and 2020, respectively)	(263)	(270)
12-month trailing net interest expense (ended March 31, 2022 and 2021, respectively)	1,058	1,080
50% of net earnings attributable to preferred shareholders (three months ended March 31, 2022 and 2021, respectively)	17	16
50% of net earnings attributable to preferred shareholders (year ended December 31, 2021 and 2020, respectively)	66	68
50% of net earnings attributable to preferred shareholders (three months ended March 31, 2021 and 2020, respectively)	(16)	(19)
50% of 12-month trailing net earnings attributable to preferred shareholders (ended March 31, 2022 and 2021, respectively)	67	65
Adjusted net interest expense for the twelve months ended March 31, 2022 and 2021, respectively	1,125	1,145

BCE Supplementary Financial Information - First Quarter 2022 Page 15

Free cash flow

The term free cash flow does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding cash from discontinued operations, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude cash from discontinued operations, acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We consider free cash flow to be an important indicator of the financial strength and performance of our businesses. Free cash flow shows how much cash is available to pay dividends on common shares, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most directly comparable IFRS financial measure is cash flows from operating activities. Refer to pages 10, 12 and 13 of this report for a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

Net debt

The term net debt does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define net debt as debt due within one year plus long-term debt and 50% of preferred shares, less cash and cash equivalents, as shown in BCE’s consolidated statements of financial position. We include 50% of outstanding preferred shares in our net debt as it is consistent with the treatment by certain credit rating agencies.

We consider net debt to be an important indicator of the company’s financial leverage because it represents the amount of debt that is not covered by available cash and cash equivalents. We believe that certain investors and analysts use net debt to determine a company’s financial leverage.

Net debt is calculated using several asset and liability categories from the statements of financial position. The most directly comparable IFRS financial measure is long-term debt. Refer to page 10 of this report for a reconciliation of long-term debt to net debt on a consolidated basis.

(2.2)	Non-GAAP ratios

A non-GAAP ratio is a financial measure disclosed in the form of a ratio, fraction, percentage or similar representation and that has a non-GAAP financial measure as one or more of its components.

Adjusted EPS

The term adjusted EPS does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted EPS as adjusted net earnings per BCE common share. Adjusted net earnings is a non-GAAP financial measure. For further details on adjusted net earnings, see note 2.1 – Non-GAAP financial measures above.

BCE Supplementary Financial Information - First Quarter 2022 Page 16

We use adjusted EPS, and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

(2.3)	Total of segments measures

A total of segments measure is a financial measure that is a subtotal or total of 2 or more reportable segments and is disclosed within the Notes to BCE’s consolidated primary financial statements.

Adjusted EBITDA

We define adjusted EBITDA as operating revenues less operating costs as shown in BCE’s consolidated income statements.

The most directly comparable IFRS financial measure is net earnings. The following table is a reconciliation of net earnings to adjusted EBITDA on a consolidated basis.

	Q1 2022	Q1 2021
Net earnings	934	687
Severance, acquisition and other costs	13	89
Depreciation	891	895
Amortization	260	238
Finance costs
Interest expense	260	267
Net (return) interest on post-employment benefit plans	(18)	5
Impairment of assets	2	3
Other income	(93)	(8)
Income taxes	335	253
Adjusted EBITDA	2,584	2,429

(2.4)	Capital management measures

A capital management measure is a financial measure that is intended to enable a reader to evaluate our objectives, policies and processes for managing our capital and is disclosed within the Notes to BCE’s consolidated financial statements.

The financial reporting framework used to prepare the financial statements requires disclosure that helps readers assess the company’s capital management objectives, policies, and processes, as set out in IFRS in IAS – 1 – Presentation of Financial Statements. BCE has its own methods for managing capital and liquidity, and IFRS does not prescribe any particular calculation method.

BCE Supplementary Financial Information - First Quarter 2022 Page 17

Adjusted EBITDA to adjusted net interest expense ratio

The adjusted EBITDA to adjusted net interest expense ratio represents adjusted EBITDA divided by adjusted net interest expense. For the purposes of calculating our adjusted EBITDA to adjusted net interest expense ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA. Adjusted net interest expense used in the calculation of the adjusted EBITDA to adjusted net interest expense ratio is a non-GAAP financial measure defined as twelve-month trailing net interest expense as shown in our consolidated statements of cash flows, plus 50% of twelve-month trailing net earnings attributable to preferred shareholders as shown in our consolidated income statements. For further details on adjusted net interest expense, see note 2.1, Non-GAAP financial measures above.

We use, and believe that certain investors and analysts use, the adjusted EBITDA to adjusted net interest expense ratio, among other measures, to evaluate the financial health of the company.

Net debt leverage ratio

The net debt leverage ratio represents net debt divided by adjusted EBITDA. Net debt used in the calculation of the net debt leverage ratio is a non-GAAP financial measure. For further details on net debt, see note 2.1, Non-GAAP financial measures above. For the purposes of calculating our net debt leverage ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA.

We use, and believe that certain investors and analysts use, the net debt leverage ratio as a measure of financial leverage.

(2.5)	Supplementary financial measures

A supplementary financial measure is a financial measure that is not reported in BCE’s consolidated financial statements, and is, or is intended to be, reported periodically to represent historical or expected future financial performance, financial position, or cash flows.

An explanation of such measures is provided where they are first referred to in this report if the supplementary financial measures’ labelling is not sufficiently descriptive.

(3)	Key performance indicators (KPIs)

In addition to the non-GAAP financial measures and other financial measures described previously, we use the following KPIs to measure the success of our strategic imperatives. These KPIs are not accounting measures and may not be comparable to similar measures presented by other issuers.

Adjusted EBITDA margin is defined as adjusted EBITDA divided by operating revenues.

Capital intensity is defined as capital expenditures divided by operating revenues.

Mobile phone blended ARPU is calculated by dividing wireless operating service revenues by the average mobile phone subscriber base for the specified period and is expressed as a dollar unit per month.

Mobile phone churn is the rate at which existing mobile phone subscribers cancel their services. It is a measure of our ability to retain our customers. Mobile phone churn is calculated by dividing the number of mobile phone deactivations during a given period by the average number of mobile phone subscribers in the base for the specified period and is expressed as a percentage per month.

Mobile phone subscriber unit is comprised of a recurring revenue generating portable unit (e.g. smartphones and feature phones) on an active service plan, that has access to our wireless networks and includes voice, text and/or data connectivity. We report mobile phone subscriber units in two categories: postpaid and prepaid. Prepaid mobile phone subscriber units are considered active for a period of 90 days following the expiry of the subscriber’s prepaid balance.

BCE Supplementary Financial Information - First Quarter 2022 Page 18

Mobile connected device subscriber unit is comprised of a recurring revenue generating portable unit (e.g. tablets, wearables, mobile Internet devices and Internet of Things) on an active service plan, that has access to our wireless networks and is intended for limited or no cellular voice capability.

Wireline subscriber unit consists of an active revenue-generating unit with access to our services, including retail Internet, satellite TV, IPTV, and/or residential NAS. A subscriber is included in our subscriber base when the service has been installed and is operational at the customer premise and a billing relationship has been established.

●	Retail Internet, IPTV and satellite TV subscribers have access to stand-alone services, and are primarily represented by a dwelling unit
●	Retail residential NAS subscribers are based on a line count and are represented by a unique telephone number

BCE Supplementary Financial Information - First Quarter 2022 Page 19